UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13089

TRUSTREET PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

c/o FF-TSY Holding Company, Inc.

8377 East Hartford Drive, Suite 200

Scottsdale, AZ 85255

(480) 585-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

Series A Cumulative Convertible Preferred Stock, $0.001 par value per share

7.5% Series C Redeemable Convertible Preferred Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: (see below)

Securities	Holders of Record
Common Stock	1
Class A Cumulative Convertible Preferred Stock	0
7.5% Class C Redeemable Convertible Preferred Stock	0

Pursuant to the requirements of the Securities Exchange Act of 1934, TSY-FF Acquisition Company, Inc. (as the surviving corporation of its merger with Trustreet Properties, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 26, 2007

TSY-FF Acquisition Company, Inc. (as surviving corporation of its merger with Trustreet Properties, Inc.)

/s/ Greg R. Nielsen
Name:	Greg R. Nielsen
Title:	Secretary and Vice President